FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX OFFERS US$1.3 BILLION OF SENIOR NOTES

Mexico City, January 24, 2005- Telefonos de Mexico, S.A. de C.V. ("TELMEX") (BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, LATIBEX: XTMXL) announced today that it has sold two series of senior notes in aggregate principal amount of US$1.3 billion in two tranches of US$650 million each. One series maturing in 2010 and bearing interest at 4.75% was priced to yield 110 basis points above the United States Treasury Bonds with comparable maturity. The other series, maturing in 2015 and bearing interest at 5.50%, was priced to yield 145 basis points above the United States Treasury Bonds with comparable maturity. Closing is scheduled for January 27, 2005.

The proceeds will be used for general corporate purposes.

This press release is not an offer for sale of the notes in the United States. The notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

TELMEX is the leading telecommunications company in Mexico with 16.8 million telephone lines in service, 3.0 million line equivalents for data transmission and 1.6 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. Press Release.- TELMEX OFFERS US$1.3 BILLION OF SENIOR NOTES. January 24,2005.